Foreign Exchange Structuring	Filed Pursuant to Rule 433 Registration No. 333-121067
FX Dual Currency Note
("Enhanced Coupon linked to USD/BRL")	Terms and Conditions
Non Principal-Protected	January 5, 2006
US MTN	Contact: +1 (212) 526 8141

        Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-212-526-5641.

Summary Description

        The Issuer will repay the principal amount of the notes plus the Interest Amount (as defined below) on the Maturity Date in U.S. dollars based on the BRL/USD exchange rate on the Valuation Date (the Settlement Rate). If the Settlement Rate decreases sufficiently (i.e., BRL sufficiently strengthens against the USD), the investor will receive a positive return on the note, provided that the Settlement Rate is floored at 2.1900, capping the maximum return on the note. If the Settlement Rate increases sufficiently (i.e., BRL sufficiently weakens against the USD), the investor will receive a negative return on the note. The note is not principal protected.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)
Identifier	CUSIP: 52517PD81
Settlement System	DTC
Issue Size	USD 5,000,000
Issue Price	100%
Trade Date	January 5, 2006
Issue Date	January 12, 2006
Valuation Date	April 5, 2006
Maturity Date	April 12, 2006
Reference Currency	Brazilian Real (BRL)
Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as number of units of Reference Currency per USD 1.
Conversion Rate	2.2710

Settlement Rate Floor	2.1900
Interest Rate	16.00% per annum
Interest Amount	Principal amount of each note * Interest Rate * Day Count Fraction
Day Count Fraction	Actual/360
Redemption Amount	A single payment on the Maturity Date as follows:
{ (Principal amount of each note + Interest Amount) * Conversion Rate } / Settlement Rate
Provided that the Settlement Rate shall in no event be lower than the Settlement Rate Floor.
Settlement Rate	The Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option.
Settlement Rate Option
The Brazilian Real/U.S. Dollar offered rate for U.S. Dollars, expressed as the amount of Brazilian Reals per one U.S. Dollar, for settlement in two Business Days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacoes para Contabilidade" or Rates for Accounting Purposes), which appears on Reuters Screen BRFR Page under the caption "Dolar PTAX" at approximately 6:30 pm Sao Paolo time on the Valuation Date
Valuation Business Day
With respect to the Reference Currency, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in Sao Paolo, Brasilia or Rio de Janeiro.
Business Day	New York
Business Day and Valuation	Following
Business Day Convention
Disruption Event
Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Redemption Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.
A "Disruption Event" means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:
	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery (x) of USD from accounts inside Brazil to accounts outside Brazil

(B)
the occurrence and/or existence of any event (other than those set forth in (A) above or those constituting a Price Source Unavailability Event) with respect to the Reference Currency that prevents or makes impossible (x) the Calculation Agent's ability to calculate the Redemption Amount, (y) the Issuer's fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.
Price Source Unavailability Event	Upon the occurrence of a Price Source Unavailability Event, the Settlement Rate will be determined in accordance with the Fallback Rate Observation Methodology.

A "Price Source Unavailability Event" means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the relevant Valuation Date.
Fallback Rate Observation Methodology
Means that the Settlement Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding the Valuation Date for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the "Reference Banks"). If fewer than three Reference Banks provide spot quotations then the Settlement Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.
Underwriter	Lehman Brothers Inc.
Calculation Agent	Lehman Brothers Inc.
Listing	Not Applicable
Denominations	USD 100,000 and whole multiples of USD 100,000
Issue Type	US MTN

Risk Factors

        There are significant risks associated with the notes described above including, but not limited to, foreign exchange risk, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these notes.

The Notes Are Subject to Foreign Exchange Rate Risk

        The return on the notes at maturity, including the return of principal, depends significantly and perhaps entirely on the performance of the Reference Currency. If, on the Valuation Date, the Settlement Rate has increased sufficiently (i.e., BRL sufficiently weakens against the USD) compared to the Conversion Rate, the investor may experience a loss of USD principal. Furthermore, the Settlement Rate on the Valuation Date is subject to the Settlement Rate Floor, which limits the potential upside return on the notes at maturity in the event that the Settlement Rate decreases sufficiently (i.e., BRL sufficiently strengthens against the USD) compared to the Conversion Rate. Additionally, selling this security during a period in which the market's perception of the probability of the Settlement Rate being higher than the Conversion Rate is high, may result in a dollar price significantly less than 100%. This note is not principal protected, even if held to maturity.

        The value of the Reference Currency relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currency, which depends on the supply and demand for the Reference Currency, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currency is circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currency or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between Lehman Brothers or its Affiliates and Holders of the Notes

        Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes. In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Redemption Amount payable on the notes. The exercise of this discretion by Lehman Brothers Inc. could adversely affect the value of the notes and may present the Calculation Agent with a conflict of interest to the extent that the Calculation Agent's trading activities or the determinations made by the Calculation Agent in respect of the notes affect the payments due to or from the Calculation Agent under the related hedge transaction or the value of the investments held by the Calculation Agent's proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

        We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market and whether Interest Amounts are payable on the notes. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. Lehman Brothers Inc. and its affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Reference Currency. By introducing competing products into the marketplace in this manner, Lehman Brothers Inc. or its affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

        The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currency and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

        The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

Certain United States Federal Income Tax Consequences

        Tax Treatment: The notes are expected to be treated as cash-settled financial contracts subject to the foreign currency rules of section 988 of the Internal Revenue Code of 1986, as amended (the "Code") and the mark-to-market rules of section 1256 of the Code. Unless an investor makes a valid election before the close of the day on which it purchases a note, gain or loss will be ordinary. If an investor makes such an election, any gain or loss may be treated, in part, as long-term capital gain or loss under section 1256 of the Code. Alternative characterizations are possible which could affect amount, character and timing of income. The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

Hypothetical Redemption Amount Payment Example

        The following payment example for this note shows a range Redemption Amounts payable on the notes based on hypothetical future values of the Settlement Rate on the Valuation Date. The Settlement Rate values have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for BRL/USD and should not be taken as indicative of the future performance of BRL/USD.

BRLUSD Settlement Rate	Redemption Amount (% of principal amount)
2.60	90.8%
2.55	92.6%
2.50	94.5%
2.45	96.4%
2.40	98.4%
2.35	100.5%
2.30	102.7%
2.25	105.0%
2.20	107.4%
2.19	107.8%
2.15	107.8%
2.10	107.8%

Historical Exchange Rate

        The following chart shows the daily spot exchange rates for BRL/USD in the period from September 9, 2002 to December 3, 2006, using historical data obtained from Reuters page "BRL=". The historical data on the BRL/USD spot exchange rate is not necessarily indicative of the future performance of the BRL/USD exchange rate or what the value of the notes may be. Historical exchange rate fluctuations may be greater or lesser than those experienced during the life of the notes.